News Release FOR IMMEDIATE RELEASE

Media Contact: Julie Pekarek Chief Marketing Officer 414.977.4254 jpekarek@merge.com

MERGE HEALTHCARE EXTENDS OFFER PERIOD FOR TENDER OFFER FOR SHARES OF AMICAS, INC.

Milwaukee, WI / Boston, MA, April 16, 2010 – Merge Healthcare Incorporated (NASDAQ: MRGE) (“Merge Healthcare”) and AMICAS, Inc. (NASDAQ: AMCS) (“AMICAS”) today announced that the tender offer (the “Offer”) by Project Ready Corp., a wholly-owned subsidiary of Merge Healthcare (“Project Ready”), for all of the outstanding shares of AMICAS common stock has been extended to 5:00 p.m., New York City, New York time, on Friday, April 23, 2010, unless further extended.

As of the scheduled expiration of the Offer at 12:00 p.m. midnight, New York City, New York time, at the end of Thursday, April 15, 2010, a total of 33,297,311 shares of AMICAS common stock, representing approximately 89.8% of the outstanding shares of AMICAS common stock, had been validly tendered.  The six business day extension of the Offer is less than the ten business day extension permitted under the merger agreement between Merge Healthcare, Project Ready Corp. and AMICAS as a result of the tender of less than 90% of the outstanding shares of AMICAS common stock.

Merge Healthcare expects to close the Offer on or about April 28, 2010.

More information can be found in the Offer to Purchase and Schedule TO filed on March 19, 2010 with the Securities and Exchange Commission (the “SEC”), as amended.  Investors and security holders can obtain free copies of the Offer to Purchase and Schedule TO, and other filings containing information about Merge Healthcare and AMICAS, without charge, at the SEC’s website (http://www.sec.gov). A free copy of the tender offer materials may also be obtained from Merge Healthcare’s website at http://www.merge.com and from the AMICAS website at http://www.amicas.com.

Merge Healthcare Incorporated develops solutions that automate healthcare data and diagnostic workflow to enable a better electronic record of the patient experience, and to enhance product development for health IT, device and pharmaceutical companies. Merge products, ranging from standards-based development toolkits to sophisticated clinical applications, have been used by healthcare providers, vendors and researchers worldwide for over 20 years. Additional information can be found at www.merge.com.

AMICAS, Inc. (www.amicas.com) is a leading independent provider of imaging IT solutions. AMICAS offers the industry’s most comprehensive suite of image and information management solutions — from radiology PACS to cardiology PACS, from radiology information systems to cardiovascular information systems, from revenue cycle management solutions to enterprise content management tools designed to power the imaging component of the electronic medical record (EMR). AMICAS provides a complete, end-to-end solution for radiology practices, imaging centers, and ambulatory care facilities. Hospitals and integrated delivery networks are provided with a comprehensive image management solution for cardiology and radiology that supports EMR strategies to enhance clinical, operational, and administrative functions.

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